UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 8, 2024

CATCHA INVESTMENT CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40061	98-1574476
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

3 Raffles Place #06-01, Bharat Building, Singapore	048617
(Address of principal executive offices)	(Zip Code)

+65 6829-2294

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	CHAA	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On February 8, 2024, Catcha Investment Corp (“Catcha”) conducted an analyst day. The analyst day presentation is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information About the Business Combination and Where to Find It

In connection with the proposed business combination (“Business Combination”) among Catcha Investment Corp (“Catcha”), Crown LNG Holding AS (“Crown”), Crown LNG Holdings Limited (“PubCo”), and CGT Merge II Limited (“Merger Sub”), PubCo has filed a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of ordinary shares of Catcha in connection with Catcha’s solicitation of proxies for the vote by Catcha’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of PubCo to be issued in the Business Combination. Catcha’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement and related transaction documents, Catcha and Crown. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Catcha’s shareholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Catcha Investment Corp, 3 Raffles Place #06-1, Bharat Building, Singapore 048617, Attention: Patrick Grove.

Participants in the Solicitation of Proxies

Catcha and its directors and executive officers may be deemed participants in the solicitation of proxies from Catcha’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Catcha is contained in the registration statement on Form S-1, as amended, which was initially filed by Catcha with the SEC on January 25, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Catcha Investment Corp, 3 Raffles Place #06-1, Bharat Bulding, Singapore 048617, Attention: Patrick Grove. Additional information regarding the interests of such participants is contained in the Registration Statement Crown’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Catcha in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Registration Statement.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination described herein. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. These forward-looking statements include, without limitation, Catcha’s, Crown’s and PubCo’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination and the timing of the completion of the Business Combination. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Catcha and its management, and PubCo and Crown and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Catcha, Crown, the combined company or others; (3) the inability to timely complete the Business Combination due to the failure to obtain approval of the shareholders of Catcha or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Catcha or Crown as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Catcha, Crown or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Crown’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Catcha’s final prospectus relating to its initial public offering dated February 11, 2021 and in subsequent filings with the SEC, including the proxy statement relating to the Business Combination expected to be filed by Catcha.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of Catcha, Crown or PubCo undertakes any duty to update these forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Analyst Day Presentation, dated February 8, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 8, 2024

CATCHA INVESTMENT CORP

By:	/s/ Patrick Grove
Name:	Patrick Grove
Title:	Chairman and Chief Executive Officer

Analyst & Investor Day Presentation February 2024 Rendering of GBS regas terminal Exhibit 99.1

Disclaimer About this Presentation This presentation relates to a proposed business combination (the “Business Combination”) between Crown LNG Holdings Limited (“PubCo”), which will be a holding company of Crown LNG Holding AS (the “Company”) and Catcha Investment Corp (“Catcha”). The information contained herein does not purport to be all-inclusive and the information contained herein is preliminary and subject to change and such changes may be material. This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of the Company, Catcha, PubCo or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this presentation. Additional Information about the Transaction and Where to Find It In connection with the proposed Business Combination, PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of ordinary shares of Catcha in connection with Catcha’s solicitation of proxies for the vote by Catcha’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of PubCo to be issued in the Business Combination. Catcha’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, Catcha and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Catcha’s stockholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Catcha Investment Corp, Level 42, Suntec Tower Three, 8 Temasek Blvd, Singapore, Attention: Patrick Grove. Participants in the Solicitation of Proxies Catcha and its directors and executive officers may be deemed participants in the solicitation of proxies from Catcha’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Catcha is contained in the Registration Statement on Form S-1, which was filed by Catcha with the SEC on January 25, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Catcha Investment Corp, Level 42, Suntec Tower Three, 8 Temasek Blvd, Singapore, Attention: Patrick Grove. Additional information regarding the interests of such participants will be contained in the Registration Statement when available. The Target Companies’ directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Catcha in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available. Forward-Looking Statements Certain statements in this communication may be considered forward-looking statements. These forward-looking statements include, without limitation, Catcha’s, Target Companies’ and PubCo’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination and the timing of the completion of the Business Combination. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

Disclaimer (cont.) These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Catcha and its management, and PubCo and the Target Companies and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Catcha, the Target Companies, the combined company or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Catcha or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Catcha or the Target Companies’ as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Catcha, the Target Companies or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Target Companies’ estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Catcha’s final prospectus relating to its initial public offering dated February 11, 2021 and in subsequent filings with the SEC, including the proxy statement relating to the Business Combination expected to be filed by Catcha. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of Catcha, the Target Companies or Catcha undertakes any duty to update these forward-looking statements. No Offer or Solicitation This Current Report on Form 8-K is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. Industry and Market Data In this presentation, the Company, Catcha and PubCo rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. However, the Company, Catcha and PubCo have not independently verified the accuracy or completeness of any such third-party information. The recipient is cautioned not to give undue weight to such industry and market data. Trademarks, Trade Names and Service Marks This presentation includes trademarks, trade names and service marks that the Company either owns or licenses, which are protected under applicable intellectual property laws. Solely for convenience, trademarks, trade names and service marks referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, rights or the right of the applicable licensor to these trademarks, trade names and service marks. This presentation may also contain trademarks, trade names and service marks of other parties, and the Company does not intend its use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of the Company by, these other parties.

Contents 1. Introduction Kit Wong – CFO, Catcha Investment Corp. 2. Our Market Opportunity 3. Our Market Opportunity and Current Projects 4. Transaction Overview

Crown LNG Execution Team

CROWN LNG



Swapan Kataria
CEO

- 30 years of international trading within energy and E&P
- Founder and Director of Singapore-based LNG9
  - Energy infrastructure development
  - Katoil Limited Trading
  - Global relationship presence



Jørn S. Husemoen
CFO

- 35 years as CEO and CFO in Telecom / IT industry
- Operational experience in multinational companies as Interim CEO/CFO
- Over 10 years international experience living and working in China, India, USA and Sweden



Gunnar Knutsen
President

- 40 years of project management working for 30 major oil & gas projects
- 2008-2014: SVP of Höegh LNG / CEO of Höegh FLNG
- 2014-2018: CEO of Argo LNG
- 2018-to date: CEO/MD/President of Crown LNG AS; a wholly owned subsidiary of Crown LNG Holding AS

CATCHA GROUP



Patrick Grove
Chairman & CEO

- Co-founded Catcha Group in 1999
- Founded and taken 5 digital business from their early stages to IPO in Australia and Southeast Asia
- Recognized for the *Global Leader of Tomorrow* award by the World Economic Forum and *Asia's Best Young Entrepreneur* by Bloomberg Business



Luke Elliot
President & Director

- Co-founded Catcha Group in 1999
- 20+ years of Asian online experience, developing fast-moving online business models and monetizing online assets
- Led 70+ corporate exercises including capital raises, mergers and acquisitions, and public listings



Kit Wong
CFO

- Former executive director at Goldman Sachs in the investment banking division
- 13 years of corporate finance experience focusing on coverage of technology, media and telecommunications in the Asia Pacific region

= Today's speakers

5

Unique Opportunity to Invest in LNG Demand Growth Globally 6 Crown is Raising Capital to Fund Two Anchor LNG Terminal Projects in Kakinada, India and Grangemouth, Scotland to Final Investment Decision (FID)

Executive Summary Highlights 7 Established technology with over 23 GBS facilities built and operated by third parties in harsh environments over 50 years(1) Leading provider of all-weather LNG liquefaction and regasification terminals infrastructure solutions Macro Tailwinds Accelerating LNG Demand Globally Dramatic increase in transition fuel demand and energy security concerns are driving need for LNG infrastructure globally Global Harsh-Weather Opportunity Set Numerous potential target geographies in harsh-weather pipeline, including India, Bangladesh, Vietnam, Canada, Gulf of Mexico, and Scotland Targeting blue-chip end users with long-term take-or-pay contracts to underpin cash flow stability and bankability Attractive Investment Opportunity Capital raise for anchor projects provides attractive entry point EPCIC consortium led by Aker Solutions and including Wärtsilä Gas Solutions and Siemens Energy Seasoned Professionals Senior executive management team with cumulative 100+ years of extensive experience in the oil & gas sector Source(s): (1) Kværner Engineering AS “Kakinada LNG Regasification Terminal Study” as of 4/16/2020 and management estimates

Contents 1. Introduction 2. Our Unique Approach Swapan Kataria – CEO, Crown LNG Gunnar Knutsen – President, Crown LNG 3. Our Market Opportunity and Current Projects 4. Transaction Overview

9 Note(s): Photo depicted represents a frame extracted from third-party GBS facility video and is intended solely for informational purposes Video Link: https://1drv.ms/v/s!AlHjqAf8nB9Wg5B0WoG4MJfvLE3o9A?e=nXHH9o

Where Crown Fits in the LNG Value Chain PRODUCTION TRANSPORTATION CONSUMPTION LIQUEFACTION REGASIFICATION 1 2 Natural gas is cooled (-162° C) for transportation by ship Liquid natural gas is turned back into gas and piped to consumers and business Crown LNG Helps Enable Critical Access to LNG by Emerging Demand Centers in Harsh Weather Regions

Offshore LNG Technology Overview

Onshore-Based

- ✕ CAPEX intensive
- ✕ Material land acquisition required
- ✕ Higher offtake threshold to secure financing
- ✕ Long build time
- ✕ Safety concerns especially in populated areas
- ✕ Immobile

We Believe Offshore-Based Solutions Are Better Alternatives…

- ✓ Lower CAPEX
- ✓ Smaller environmental footprint
- ✓ Shorter path to achieve bankability
- ✓ Shorter time to market
- ✓ Remote operations safer for populated areas
- ✓ Ability to relocate

Floating-Based Solutions



Floating Liquefaction Terminal



Floating Storage & Regasification Unit

- Suitable for benign environments, behind breakwater or sheltered area
- Newbuild (3.0 to 5.0 MTPA) or conversion (0.5 – 1.5 MTPA) in shipyard[(1)]
- Process plant weight of 5K (regas) to 40K – 50K tonnes (liquefaction) depending on FLNG or FSRU[(1)]

Gravity-Based Solutions



Gravity Based Units for Regasification or Liquefaction

- Best-in-class for harsh weather conditions
- Customizable concrete gravity base, eliminating need for breakwater and jetty
- Built close to deployment area and floated out – no shipyard required
- Process plant weight of 10K tonnes (regas) or 40K – 50K tonnes (liquefaction)[(1)]
- 97%+ LNG infrastructure uptime in harsh weather environments[(2)]

Source(s): (1) Based on management estimates; (2) Based on established design requirement in Crown's Design Basis

11

GBS – Proven Design Based on 50 Years of Aker Experience

Superior
Bottom-fixed solution replaces floating and land-based alternatives

Stable
97%+ LNG infrastructure uptime even in extreme weather conditions[1]

Proven
First regas GBS (GBSRU) in operation for over 14 years[2]

50-Year GBS Track Record Includes Prominent Offshore Oil and Gas Projects[3]:


Ekofisk 2/4T
Frigg CDP1
Beryl A
Brent B
Brent D
Frigg 2
Statfjord A
Statfjord B
Statfjord C
Gullfaks A
Gullfaks B
Oseberg A
Gullfaks C
1977
Draugen
Sleipner A
Troll A
Heidrun
Troll B
Hibernia
Bream B
West Tuna
Sakhalin 2 LUN A
Sakhalin 2 PAB
Adriatic LNG
Sakhalin 1
Hebron

Source(s): (1) Based on established design requirement in Crown's Design Basis; (2) Adriatic LNG "The Adriatic LNG Terminal" as of 4/18/2023; (3) Maritime Logistics Professional "Kvæmer Wins GBS Offshore Newfoundland Contract" as of 3/12/2013
Note(s): Oil and gas projects were developed, owned and operated by third parties

12

GBS – Illustrative Structure 13 Typical Cross Section View Illustrative Terminal Topside Layout Source(s): Kvaerner MSL 39.5m LNG Water ballast

Industry-Leading Partners 14 Leading global EPCIC provider of off-shore energy installations for more than 50 years, with 23 GBS built in offshore environments to date(1) EPCIC CONTRACTOR Global leader in innovative technologies and lifecycle solutions for the marine and energy markets; has delivered more than 20 regasification installations to date(1) PROCESS SYSTEM SUPPLIER Unmatched product performance in off-shore installations in hazardous areas; 6750+ installed gas turbines to date(1) POWER GENERATION AND ELECTRICAL DISTRIBUTION SYSTEMS SUPPLIER We have validated our technology with industry leaders who are partnering with us to deploy our LNG terminals Source(s): (1) Kværner Engineering AS “Kakinada LNG Regasification Terminal Study” as of 4/16/2020 and management estimates Gas Solutions

Crown is Uniquely Positioned Relative to Existing LNG Infrastructure Players 15 Protected Conditions Floating-Based Gravity-Based All Weather Conditions Liquefaction Regasification Adriatic LNG in Italy was the 1st (and only) offshore GBS for LNG, completed in 2009(1) Owned by SNAM, Exxon and Qatar Energy Crown Is an Innovator Focused on Harsh Weather Offshore Opportunities Although GBS Is Proven and Precedented, the Technology Has Largely Been Overlooked, Leaving Markets Underserved Existing Industry Players Have Focused on Floating Solutions in Benign Conditions, Which Has Lower Barriers to Entry Source(s): (1) Adriatic LNG ”The Adriatic LNG Terminal” as of 4/18/2023

Contents 16 1. Introduction 2. Our Unique Approach 3. Our Market Opportunity and Current Projects Swapan Kataria – CEO, Crown LNG Jørn S. Husemoen – CFO, Crown LNG 4. Transaction Overview

Massive Addressable Market for Crown

The GBS solution's total addressable market extends adjacently to power plants, green hydrogen, and ammonia



GBS Opportunities(1)
Tropical Storms represented by blue circles with shading representing category intensity(2)
St. Johns / Halifax Canada
Scotland
Gulf of Mexico
Nicaragua
Dominican Republic
Aruba
Mauritania / Senegal
Togo
Sierra Leone
Argentina
Namibia
Bangladesh
Myanmar
China
India
Taiwan
Pakistan
Andaman and Nicobar Islands
Tanzania
Timor Leste

Demand for Energy Security by Growth Centers, Especially Those in Harsh Weather Regions, Continues to Accelerate

Source(s): (1) Management assessment based on conversations to date; (2) Oxford Research Encyclopedia "The Global Climatology of Tropical Cyclones" as of 5/24/2017

17

Grangemouth, United Kingdom Vung Tau, Vietnam Diversified Project Pipeline 18 Installation GBSRU FSRU GBSRU GBLNG First Gas Q1’2028 Q1’2027 Q2’2030 Q4’2032 Expected Capacity 7.2 MTPA 5.0 MTPA 10.0 MTPA 9.0 MTPA CAPEX $1.0B $533M $1.2B - $1.3B $8B - $9B FID Target Q3’2025 Q3’2024 Q4’2026 Q1’2028 Capital Invested Pre-FID Spent / Remaining $45.2M $33.7M $4.6M $5.9M TBD TBD Kakinada, India Note(s): Based on management estimates Newfoundland, Canada Anchor Projects Selected Near-Term Pipeline

Kakinada Development Update

Storm-Prone East Coast of India



Mumbai Port (FSRU)
Dabhol LNG Expansion
Dhamra LNG (land-based)
Gopalpur LNG (FSRU, not yet permitted)
Kakinada LNG Terminal
East-West Pipeline(1)
Operating Length: 1459Km
Nameplate Capacity: 3 Bcf/d
Owner: Brookfield Infrastructure
Karnataka LNG (FSRU)
Ennore (land based)
Kochi
Karaikal Port LNG Terminal (1 MTPA)

North Indian Cyclone Season[2]	Tropical Storm Count (2022)	Tropical Storm Frequency Rank (1981-2022)
South Indian Cyclone Season[2]	145 mph Maximum Sustained Winds (2022)	Major Cyclone Frequency Rank (1981-2022)

Crown's Market Opportunity

- Indian government policy to increase use of natural gas, replacing oil and coal
  - Targeting increase in gas mix from ~6.7% today to 15% by 2030[3]
  - India's gas demand expected to nearly double, reaching 115 BCM by 2030 and 170 BCM by 2050[3]
- Gas distribution infrastructure in place via East-West Pipeline (nameplate capacity of 3 Bcf/d)
- Strong market demand from surrounding regions: fertilizer, petrochemicals, heavy industry and power plants
  - India needs to increase its LNG import capacity to 155 MTPA[4]
- Harsh weather, such as cyclones, restricts FSRUs to 270-day licenses, whereas Crown's GBSRU holds a 365-day license

Bloomberg

May 17, 2023

India's LNG buyers are seeking decades-long supply deals, supporting the government's plan to boost the fuel's use[5]

India Set for LNG Deal-Making Rush in Win for Modi's Gas Push

mint

February 6, 2023

India's energy demands present an opportunity for investors and stakeholders of the energy sector[6]

India's Gas Demand Will Surge 500%, Share of Oil Demand to Double

Source(s): (1) Petroleum and Natural Gas Regulatory Board (PNGRB) "Natural Gas Pipelines Network in India" as of 3/31/2022; (2) National Centers for Environmental Information "Annual 2022 Tropical Cyclones Report" as of 1/2023; (3) Invest India "Oil & Gas" as of 7/28/2023" ; (4) Reuters "LNG's share of Indian gas demand to rise to 70% by 2030 – Petronet CEO" as of 6/17/2021; (5) Bloomberg "India Set for LNG Deal-Making Rush in Win for Modi's Gas Push" as of 5/17/2023; (6) Mint "India's gas demand will surge 500%, share of oil demand to double: PM" as of 2/6/2023

19

Kakinada Key Preparations to FID

Location

- Exact location has been identified, 19Km offshore from Kakinada, along with pipeline route to Land Fall Point
- Gas distribution infrastructure in place via two pipelines: GAIL's local pipeline and Brookfield's East-West Pipeline

Approval & Licenses

- Right to develop terminal under agreement with Kakinada Ports Authority
- Environmental Impact Assessment (EIA) completed by L&T-RAMBØLL
- Full Environment Clearance (EC) from Ministry of Environment, Forest, & Climate Change
- Consent for Establishment (CFE) from Andhra Padesh Pollution Control Board

Engineering

- Pre-FEED study completed by Aker Solutions (as well as Siemens and Wärtsilä Gas Solutions) at an estimated cost of $645M over 36 months
- Seabed Survey is the final step to executing FEED
- EPCIC to be executed before FID

Customers

- Advanced Terminal Use Agreement (TUA) discussions with blue-chip Indian LNG regas clients
- Crown expects to achieve FID around mid-2025 and to deliver first gas in Q1'2028
- TUAs expected to be signed shortly before FID

Invested Capital to FID

Current Amount Raised
$45.2M(1)

Full Amount Needed
$78.9M

Note(s): (1) As of 4/2023

20

Kakinada - Illustrative Timeline to First Gas 21 Construction Expected FID Front End Engineering Development (FEED) Seabed survey EPCIC contract with Aker Detailed Engineering Purchase orders GBS structure construction LNG tank installations Engineering and Procurement Pre-Execution Contracting and Testing Offshore Installation Approx. 18 months Approx. 3 years Transaction Close

EPCIC Partners, Contracts and Counterparties Enhance Bankability 22 Sub-Contractor Regasification Development Partner Sub-Contractor Power & Electricals Contracts Structured for Bankability Illustrative Potential Customers Leading EPCIC Players in the Offshore, LNG and Power Sectors Blue Chip Customers Proposed counterparties are energy state-owned enterprises (SOEs) critical to host nation with strong balance sheets Fixed Price Take-or-pay and fixed-price agreements insulating Crown from commodity and volume risk High IRR GBS technology allows Crown to avoid benign weather bidding situations = robust cash flows, attractive IRRs and bankable projects Fixed price and turnkey EPC contracts with leading service providers Oil and Gas Manufacturing Fertilizer Utilities Trading

Illustrative Revenue Model for Kakinada

	End Customers		
Target Customer Segment	**Indian Strategics**	**Private Enterprises** *e.g. fertilizer plants*	**Global Traders**
Term Years	20-year TUA	10-year TUA	5-year Spot TUA
Volume MTPA / % Total	4.3 MTPA / 60%	1.8 MTPA / 25%	1.1 MTPA / 15%
Tolling Charge $USD / MMBtu	$0.85	$0.95	$1.05
Average Tenure / Price	12-year average; $0.91 / MMBtu		
Tolling Revenues Per Annum $USD	$286M run-rate		

Designed for Bankability

- Currently in advanced discussion with several leading Indian re-gas customers, with Terminal Use Agreements (TUAs) expected to be executed before FID, consistent with industry practice
- Diversified contract tenures, with different customer segment targets
  - Long term TUAs to support bankability
  - Higher-price medium-term contracts to optimize profitability
  - 15% volume is required to be reserved for shorter-term contracts by regulators
- TUAs are take-or-pay at a fixed price – no LNG price/volume risk to Crown
- Tolling charge estimates are consistent with charges for other Indian LNG terminals
  - Other port, handling, administrative costs charged on a pass-through basis

Note(s): Customer TUAs are envisaged to be signed with KGLNG, which is the Indian-incorporated entity holding relevant Kakinada terminal licenses. KGLNG will pass through the revenues received from customers to Crown, under the terms of the Terminal Lease Agreement (TLA) entered into by both parties

23

Grangemouth Development Update

Natural Gas Infrastructure of Scotland


Offshore hydrocarbon fields (active)
Hydrocarbon pipelines (active)
Refinery
Terminal
Ports included in the Scottish Energy Ports Capability Directory
Grangemouth

Crown's Market Opportunity

- UK is striving for energy independence and diversification post-Brexit and the Ukraine war
- UK relies heavily on pipeline imports with only three operational LNG import terminals
- LNG imports increased 74% from the previous year and accounted for almost half of total UK imports[1]
- **Low complexity, exclusive FRSU project**
  - Support from Department for Energy Security and Net Zero
  - FSRU conversion or newbuild with no breakwater required
  - Location secured near existing gas and power infrastructure through partnership with GBTron yahoo!finance

July 6, 2023

Europe must seek new import partners to guarantee energy security while decreasing its reliance on Russian natural gas[2]

European Reliance on Russian Gas and Shift to LNG

Scottish Government
Riaghaltas na h-Alba

February 2, 2023

The Scottish Government has increasingly focused on the critical role which the oil and gas industry plays in driving and delivering Scotland's energy transition[3]

Annual Energy Statement: 2020

Source(s): (1) Department for Energy Security & Net Zero, Energy Trends as of 03/30/2023; (2) Yahoo Finance "European Resilience on Russian Gas and Shift to LNG – Overview, Challenges, and Case Studies" as of 7/6/2023; (3) Scottish Government "Annual energy statement: 2020" as of 12/18/2020

24

Grangemouth Key Preparations to FID Location Approval & Licenses Engineering Customers Entered exclusivity agreement with GBTron for use of the site Scottish Gas Networks grid access less than 7 miles from anchorage location National gas grid access within 10 miles of port All year access to open water Site at the mouth of River Forth Crown (via GBTron exclusivity), has the right to develop the site, under agreement with Forth Ports Authority Pre-application Consent Process for FSRU to commence with Scottish government Completed site study for deepwater anchorage site with LNG vessel access Environmental Impact Assessment (EIA) process can be completed in 9-12 months Crown ready to commence FEED and can achieve FID by Q3’2024 Preliminary TUA discussions underway 2 MTPA with the Scottish Government, with additional 1 MTPA with other potential customers 2 MTPA with GBTron for proposed 2.4GW CCGT power plant Note(s): (1) As of 4/2023 Full Amount Needed $4.6M(1) Current Amount Raised Invested Capital to FID 25 $10.5M

Transaction Close Grangemouth - Illustrative Timeline to First Gas 26 Expected FID Search for LNG/C Candidates Sales and Purchase Agreement (SPA) Pre-FEED LNG/C conversion Contract for regas system Equity and debt construction financing LNG/C availability and conversion yard LNG/C conversion Engineering and surveys Seabed surveys Procurement for long lead items LNG Carrier Conversion Pre-FID Engineering Source LNG Carrier Offshore Installation Pre-Execution Contracts and Tests Approx. 6-12 months Consent Process Approx. 30 months Consenting process with Scottish government Secure offtake agreement from National Grid

Grangemouth – Illustrative Revenue Model

	End Customers		
Target Customer Segment	UK National Grid	Others	Power Plant (GBTron)
Term Years	15-year TUA	3-5-year Spot TUA	20-year TUA
Volume MTPA / % Total	2.0MTPA / 40%	1.0MTPA / 20%	2.0MTPA / 40%
Tolling Charge $USD / MMBtu (1)	$1.15	$1.15	$1.15
Timing of Revenues	By 2027E		2030E Expected lead time for power plant readiness
Tolling Revenues Per Annum $USD	$166M run-rate		$110M run-rate

Designed for Bankability

- Clear visibility over demand pipeline
  - In discussions with the Scottish Government over a guaranteed offtake of 2.0 MTPA for the National Grid
  - 1.0 MTPA capacity reserved for shorter-term spot contracts
  - 2.0 MTPA demand for the power plant which is currently being developed by GBTron and expected to be online in 2030
- However, given the long lead time for the power plant demand, Crown has conservatively not included this in their projections
  - While there is potential to re-allocate this capacity to spot contracts in the interim, this will represent additional upside for investors
- TUAs are similarly structured as take-or-pay at a fixed price – no LNG price/volume risk to Crown

Note(s): (1) Based on GBP 0.90 / MMBtu, and GBP / USD exchange rate of 1.28

27

Near-Term: Vung Tau Development

Natural Gas Infrastructure of Vietnam


CHINA
FSRU LNG Terminal
Cat Hai - Hai Phong
LNG Terminal
LAOS
Son My - Binh Thuan
LNG Terminal
VIETNAM
CAMBODIA
My Giang - Khanh Hoa
LNG Terminal
South East
LNG Terminal
Thi Vai - Vung Tau
LNG Terminal
South West
LNG Terminal


Vung Tau

Crown's Market Opportunity

- Vietnam has two storm seasons and has recorded the worst storms in Asia
- Several FSRU proposals have been planned and submitted, but there are no deployed or operating FSRUs in Vietnam due to harsh weather
- Vietnam is an ideal country for the application of GBS technology to LNG

2022 Typhoon Season

159 mph
Maximum Winds[1]

Category 5
Maximum Intensity[1]

~11
Yearly Frequency[1]

June – November
Season Duration[2]

$108M+
Property Damages[3]

REUTERS

May 17, 2023

LNG imports are projected to jump from zero now to volumes that would cover nearly 15% of the country's booming energy needs by the end of the decade[4]

Vietnam Bets Big on LNG, South China Sea Gas Fields Amid Supply, Security Risks

Bloomberg

May 15, 2023

The Prime Minister has signed off on a long-anticipated blueprint, planning to eliminate use of coal-fired power completely by 2050[5]

Vietnam Has $135 Billion Plan to Slash Coal-Fired Power by 2030

Source(s): (1) WorldData "Typhoons in Vietnam" as of 7/26/2023; (2) U.S. Embassy & Consulate in Vietnam "Typhoon and Tropical Cyclone Seasons in Vietnam" as of 7/26/2023; (3) Wikipedia "Typhoon Noru" as of 7/26/2023; (4) Reuters "Vietnam bets big on LNG, South China Sea gas fields amid supply, security risks" as of 5/17/2023; (5) Bloomberg "Vietnam Has $135 Billion Plan to Slash Coal-Fired Power by 2030" as of 5/15/2023
Note(s): 2022 property damages due to typhoon season assumes approximately $41.8M of damages in Nghệ An, $45.8M of damages in Thừa Thiên Huế, and $20.7M of damages in Quảng Ngãi from solely Typhoon Noru

28

Near-Term: Newfoundland Development

Natural Gas Infrastructure of Eastern Canada


Nunavut
CANADA
Manitoba
Québec
Ontario
Newfoundland and Labrador
Nova Scotia
Canaport LNG
Québec
Emerson
Montréal
Goldboro
Ottawa
Iroquois
Toronto
Niagara
ATLANTIC OCEAN
Fermeuse Harbor

Crown's Market Opportunity

- 9.0 – 13.0 MTPA liquefaction site selected
- Waterfront site at Fermeuse Harbor with ~20m natural water depth
- Pipeline access to connect gas supply from gas basins
- Extensive gas reserves in offshore Atlantic Canada
- Almost 132 acres of previously approved site for Marine Support Base and gas-fired power plant
- Option sites totaling 1,400 acres within 1Km of the GBLNG
- Power grid less than 2Km from the port lands

FRASER INSTITUTE

March 4, 2022

Despite producing 16.1 billion cubic feet of natural gas each day, Canada does not have any LNG export facilities, missing the opportunity to expand its LNG supply to overseas markets[1]

Canada's Lost LNG Opportunities Due to Dearth of Export Facilities

EnergyNow.ca

July 5, 2022

By 2035, Canada could be supplying the world with nearly 53 million tonnes of LNG per year. Using LNG from Canada instead of coal can reduce emissions by up to 62 percent[2]

How Canada Can Help With the World's Growing LNG Shortage

Source(s): (1) Fraser Institute "Canada's lost LNG opportunities due to dearth of export facilities" as of 3/4/2022; (2) EnergyNow "How Canada Can Help With the World's Growing LNG Shortage" as of 7/5/2022

29

Contents 30 1. Introduction 2. Our Unique Approach 3. Our Market Opportunity and Current Projects 4. Transaction Overview Kit Wong – CFO, Catcha Investment Corp.

Pro Forma Ownership Pro Forma Valuation Transaction Overview 31 Valuation $685M enterprise value to market Implied pro-forma market capitalization of $725M Financing Transaction expected to provide gross proceeds of up to approximately $50M to Crown LNG $40M of cash held on the pro-forma balance sheet Deal Structure Crown LNG shareholders rolling 100% of their equity and will own pro-forma equity of 82.8% Sources ($M) Uses ($M) Cash in Trust & PIPE 50 Cash to Balance Sheet 40 Transaction Expenses 10 Total $50 Total $50 PF Shares Outstanding (M) 72.5 Share Price ($) $10.0 PF Equity Value $725.0 (+) Debt $0 (-) Cash $40 PF Enterprise Value $685.0 Pro Forma Ownership 1 2 3 1 2 3 Shares (M) % Own. Crown LNG Equity 60.0 82.8% SPAC sponsor 7.5 10.3% SPAC shareholders 2.2 3.1% PIPE investors 2.8 3.8% 4 4 Note(s): (1) Assumes no cash or debt on the balance sheet prior to the transaction; (2) Assumes 0.0% redemptions from the $22.1M cash in trust and excludes any interest earned or withdrawn from the trust; (3) Assumes 72.5M pro forma shares outstanding at $10.00 per common share; (4) All charts and tables exclude SPAC warrants held by shareholders $M unless noted otherwise Transaction Highlights Implied Sources & Uses

Transaction Expected to Fully Fund Both Anchor Projects to FID 33 Breakout of anchor project costs ($M)

Crown LNG – Illustrative Financial Assumptions 34 FID Economics Post First-Gas Run Rate To FID FID All-In Construction Costs Debt/Funding Revenue EBITDA (Margin) Crown PF Ownership Post Project Equity Raise Utilization Rate (MTPA) Kakinada Grangemouth 3.0 MPTA $166M $130M (78%) 80% Debt 20% Equity ~$533M $6M 75% Total $452M $395M (87%) 75% 10.2 MTPA $40M ~$1.5B 80% DEBT $34M ~$1.0B 7.2 MTPA $286M $265M (93%) 75% 80% Debt 20% Equity Note(s): “Estimated reasonably based on management’s current funding expectations, assumptions, estimates, projections and beliefs related to development of Kakinada and Grangemouth terminals, among others, which includes management’s future funding expectations, assumptions, estimates, projections and beliefs regarding MTPA utilization from additional power plants through 2030.” Potentially additional 2 MTPA utilization from power plant coming online in 2030, which represents further upside in future

LNG Determining a Fair Valuation Range for Crown 35 Forward EBITDA multiples for comparable companies Source(s): FactSet as of 7/20/2023 for 2023E Note(s): Crown multiples based off 2028E run-rate EBITDA 2028E CQP

Illustrative Valuation Framework For Crown LNG

Illustrative Valuation Framework ($M)


$685
$804
$562
Net Cash of $40M
$844
$602
Required Rate of Return (25% per annum from end-2027)
$2,062
$1,469
25% Dilution from Project Equity Raise
$2,749
$1,959
$3,950
$3,160
Project Level Net Debt ~$1.2B
Enterprise Value
Enterprise Value Range
2023 PF Equity Value
2027 Crown's Share Equity Value (75%)
2027 Fully Distributed Equity Value
2028E EBITDA at 8.0x - 10.0x

Summary of Approach

- We apply a range of multiples to Crown's expected 2028 run-rate EBITDA of $395M to arrive at an implied enterprise value (EV) in end-2027, using the below assumptions
  - Est. $1.2B net debt from raising project financing
  - Est. 25% dilution to Crown's stake in each project from raising project level equity

  This arrives at an equity value in end-2027, which is attributable to Crown shareholders
- The future equity value is then discounted back to end-2023, to determine a fair transaction valuation range, using the following assumptions
  - 25% required annual rate of return
  - $40M of net cash

  This arrives at an EV range of $562M – $804M
- Using a future run-rate EBITDA is the appropriate approach given Crown is currently pre-FID and is expected have stable cash flows in 2028E
  - The future pipeline after the two anchor projects are not reflected in the framework; potential upside for investors today

Source(s): FactSet as of 7/28/2023

36

Many Successful Precedents Of Energy Transition De-SPAC Listings

Comparable public "category-defining" companies

	CROWN LNG	NETPOWER	NUSCALE	ARCHAEA ENERGY / bp
Industry / Solution	365-day LNG - Terminals Built for Harsh Weather	24/7 CFE - Natural Gas	24/7 CFE - Advanced Nuclear	Renewable Natural Gas
Ticker	*NYSE: CGBS*	*NYSE: NPWR*	*NYSE: SMR*	*Taken private by BP (Dec 2022)*[8]
Business Model	Capacity leasing	Asset-light technology licensor[2]	Asset-light proprietary technology and recurring services[5]	Long-term fixed price contracts[9]
Other Available Solutions	Traditional floating platform solution	**0** similar competing designs[2]	**>70** competing designs[6]	Traditional RNG producers
De-SPAC / IPO date	de-SPAC date: Q4'2023	de-SPAC date: June 2023[3]	de-SPAC date: Dec 2021[3]	de-SPAC date: Sep 2021[3]
Valuation at De-SPAC / IPO	**$685M** at de-SPAC	**$1.5B** at de-SPAC[3]	**$1.9B** at de-SPAC[3]	**$1.2B** at de-SPAC[3]
Redemptions at De-SPAC	-	*61.4%*[3]	*37.4%*[3]	*0.2%*[3]
Current Valuation	-	**$2.1B**[4]	**$1.7B**[4]	Acquired by BP for **$4.1B**[8]
Target Construction Timeline	**~3-year** construction timeline from FID to first gas[1]	**~3-year** construction timeline from order to COD[2]	**~8-year** construction timeline from order to COD[5]	**18-month** project development and construction timeline[9]
Target Date of First Full-Scale Deployment	First gas in **2027** and fully operational by **2028**[1]	First full-scale deployment in **2026**[2]	First full-scale deployment in **2030**[7]	16 projects in development pipeline under contract[9]

Source(s): (1) Based on management estimates; (2) NET Power "NET Power PIPE Presentation" as of 12/2022; (3) SPAC Research as of 7/24/2023; (4) Factset as of 7/24/2023; (5) NuScale Power "NET Power PIPE Presentation" as of 5/2023; (6) International Atomic Energy Agency "What are Small Modular Reactors (SMRs)?" as of 11/4/2021; (7) NuScale Power Company Website – Projects; (8) Public Filings; (9) Archaea Energy "Second Quarter 2022 Earnings Presentation" as of 8/16/2022

Note(s): NetPower current valuation assumes share price as of 7/24/2023, 211.2M shares outstanding, $675M gross proceeds and $35M of transaction expenses

37

Why Crown? 38 Established technology with over 23 GBS facilities built and operated by third parties in harsh environments over 50 years(1) Leading provider of all-weather LNG liquefaction and regasification terminals infrastructure solutions Macro Tailwinds Accelerating LNG Demand Globally Dramatic increase in transition fuel demand and energy security concerns are driving need for LNG infrastructure globally Global Harsh-Weather Opportunity Set Numerous potential target geographies in harsh-weather pipeline, including India, Bangladesh, Vietnam, Canada, Gulf of Mexico, and Scotland Targeting blue-chip end users with long-term take-or-pay contracts to underpin cash flow stability and bankability Attractive Investment Opportunity Capital raise for anchor projects provides attractive entry point EPCIC consortium led by Aker Solutions and including Wärtsilä Gas Solutions, and Siemens Energy Seasoned Professionals Senior executive management team with cumulative 100+ years of extensive experience in the oil & gas sector Source(s): (1) Kværner Engineering AS “Kakinada LNG Regasification Terminal Study” as of 4/16/2020 and management estimates

Catcha Investment Corp (“Catcha”), a Cayman Islands exempted company with limited liability, entered into a Business Combination Agreement (the “Business Combination Agreement”) with Crown LNG Holdings AS, a private limited liability company incorporated under the laws of Norway (the “Company”), Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (“PubCo”), and CGT Merge II Limited, a Cayman Islands exempted company limited by shares (“Merger Sub”) for a proposed business combination (the “Business Combination”) among the parties. You should carefully consider the risks and uncertainties described below, the “Risk Factors” section of Catcha’s Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2023 and subsequently filed Quarterly Reports on Form 10-Q, other documents filed by Catcha from time to time with the SEC and any risk factors made available to you in connection with Catcha, or the Business Combination (together the “Potential Business Combination Risk Factors”). Risks Related to Crown Cyclical or other changes in the demand for and price of LNG and natural gas may adversely affect Crown’s LNG business and the performance of their customers and could have a material adverse effect on their business, contracts, financial condition, operating results, cash flow, liquidity, and prospects. Crown’s ability to complete the development and/or construction of terminals, including the Kakinada Project, the Grangemouth Project, the Vung Tau Project and the Newfoundland Project, will be contingent upon Crown’s ability to obtain additional funding. If Crown is unable to obtain sufficient funding, they may be unable to fully execute their business strategy. Crown’s long-term profitability depends on the ability to secure and retain liquefaction and re-gasification customers and secure terminal development opportunities in areas such as India, Bangladesh, the U.K., the Gulf of Mexico and other locations. If they are unsuccessful, the demand for Crown’s services and operations could decrease, which could materially and adversely affect their financial condition, cash flow, liquidity, and prospects. Disruptions to the supply of natural gas to or from Crown’s terminals and associated facilities could have a material adverse effect on Crown’s business, contracts, financial condition, operating results, cash flow, liquidity and prospects. The operation of GBSs and other LNG infrastructure assets is inherently risky, and an incident involving health, safety, property or environmental consequences involving any of Crown’s LNG terminals could harm their reputation, business and financial condition. Crown may experience cancellations, time delays, unforeseen expenses and other complications while developing their LNG terminals. These complications can delay the commencement of revenue-generating activities, reduce the amount of revenue Crown earn and increase their development costs. Failure of exported LNG to be a long-term competitive source of energy for international markets could adversely affect Crown’s customers and could materially and adversely affect their business, contracts, financial condition, operating results, cash flow, liquidity, and prospects. Crown is subject to competition in all of their markets from competitors, some of which have significantly greater resources, technology, relationships or expertise. Crown may experience increased labor costs, and the unavailability of skilled workers or their failure to attract and retain qualified personnel could adversely affect them. In addition, changes in senior management or other key personnel could affect their business results. Crown depends on third-party contractors, operators and suppliers for the development, construction, installation and commissioning of Crown’s LNG terminals and associated assets. Crown will require additional capital as it grows its business, and such capital may not be available on acceptable terms, or at all, which would result in Crown being unable to grow, or maintain its business. Crown is subject to stringent environmental, health and safety laws in numerous jurisdictions around the world and may incur material costs to comply with these laws and regulations. Outbreaks of infectious diseases, such as the outbreak of COVID-19, at one or more of our facilities could adversely affect Crown’s operations. Failure to obtain and maintain approvals and permits from governmental and regulatory agencies with respect to the design, construction and operation of Crown’s LNG terminals could impede operations and construction and could have a material adverse effect on them. Existing and future safety, environmental and similar laws and governmental regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Additions or changes in tax laws and regulations could potentially affect Crown’s financial results or liquidity. Risk Factors 39

Risk Factors (cont.) 40 Crown is subject to competition in all of its markets from competitors, some of which have significantly greater resources, technology, relationships or expertise. Crown’s ability to secure project level debt and equity financing for its initial LNG terminals in India and the U.K. depends on its ability to sign sufficient TUAs with high-credit quality customers. To date, Crown has not signed any TUAs. If it is unsuccessful in signing sufficient TUAs, then Crown will be unable to raise the requisite project level funding for the construction of its LNG terminals. This situation could materially and adversely affect Crown’s financial condition, cash flow, liquidity, and prospects. Any expansion of Crown’s business activities through mergers, acquisition, joint ventures or strategic alliances may be affected by antitrust laws in one or more jurisdictions, access to capital resources, and the costs and difficulties of integrating future acquired businesses and technologies, which could impede its future growth and adversely affect its competitiveness. Crown is exposed to the risk of inadvertently violating anti-corruption, anti-money laundering, anti-terrorist financing and economic sanctions laws and regulations and other similar laws and regulations and any violations of such laws and regulations could adversely affect Crown by subjecting it to criminal or civil penalties, revocation of its ability to operate in one or more jurisdictions, require significant changes to its business model or otherwise damage its brand and reputation. Crown’s business and financial performance relating to the Kakinada and Grangemouth Projects are dependent on various legal rights and options that Crown has under agreements with KGLNG and GBTron, including the Exclusivity Agreements, the KGLNG Future Payment Right, KGLNG Option, and the GBTron Option. If such rights are impaired, Crown’s business and financial performance may be adversely affected. Crown’s ability to execute the Grangemouth Terminal is contingent on obtaining the necessary permits, approvals, licenses and agreements. The ability to develop Crown’s projects may be limited due to conflict, terrorism, war or other political disagreements between gas-producing nations and potential customers, and such disagreements may adversely impact Crown’s business plan. System failures, defects, errors or vulnerabilities in its website, applications, backend systems or other technology systems or those of third-party technology providers could harm Crown’s reputation and adversely affect its business. Crown’s insurance may be insufficient to cover losses that may occur to its terminals or result from its operations. Crown and its customers operate in a politically sensitive environment, and the public perception of fossil fuel derived energy can affect Crown and its customers. Crown’s future growth and success are dependent upon consumers’ willingness to develop natural-gas-fueled power generation facilities. Unfavorable changes in laws, regulations and policies in foreign countries in which Crown seeks to develop projects, Crown, Crown’s partners' or Crown’s project developers' failures to secure timely government authorizations under laws and regulations or Crown’s failure to comply with such laws and regulations could have a material adverse effect on Crown’s business, financial condition and results of operations. Crown is subject to economic, political, and other risks of doing business globally and in emerging markets. Risks Relating to PubCo’s Business and Operations Following the Business Combination with Crown Following the consummation of the Business Combination, PubCo’s only significant asset will be its ownership of Crown, and such ownership may not be sufficient to pay dividends or make distributions or obtain loans to enable PubCo to pay any dividends on its ordinary shares, pay its expenses or satisfy other financial obligations. There can be no assurance that PubCo will be able to comply with the continued listing standards of either the NYSE or Nasdaq or any other exchange following the Closing of the Business Combination. There will be a substantial number of PubCo ordinary shares available for sale in the future that may adversely affect the market price of PubCo ordinary shares. If PubCo fails to maintain effective internal control over financial reporting, the price of PubCo ordinary shares may be adversely affected. An active, liquid trading market for PubCo ordinary shares and PubCo warrants may not develop, which may limit your ability to sell PubCo ordinary shares and PubCo warrants. PubCo may issue additional PubCo ordinary shares upon or after consummation of the Business Combination, which would dilute the interest of PubCo’s shareholders. PubCo may need to raise additional capital to expand its business, which would cause dilution to our existing stockholders and may adversely affect the rights of existing stockholders. PubCo may or may not pay cash dividends in the foreseeable future.

Risk Factors (cont.) 41 Because PubCo is incorporated in Jersey, Channel Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited. It may be difficult to enforce a U.S. judgment against PubCo or its directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States. PubCo will be an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make PubCo’s ordinary shares less attractive to investors, which could have a material and adverse effect on PubCo, including its growth prospects. As a “foreign private issuer” under the rules and regulations of the SEC, PubCo is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain NYSE or Nasdaq requirements applicable to U.S. issuers. Subsequent to Catcha’s completion of the Business Combination, PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price post-Business Combination, which could cause you to lose some or all of your investment. Reports published by analysts, including projections in those reports that differ from PubCo’s actual results, could adversely affect the price and trading volume of its PubCo ordinary shares. Risks Related to Redemptions and Certain Outstanding Securities of Catcha If the Business Combination is not approved, then the shares and warrants that are beneficially owned by Catcha’s current directors, executive officers and Catcha’s Sponsor will be worthless and the expenses incurred by such persons may not be reimbursed or repaid. Such interests may have influenced their decision to approve the Business Combination with Crown. The value of the shares held by Catcha’s Sponsor following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of PubCo’s ordinary shares at such time is substantially less than $10.00 per share. Catcha’s Sponsor is liable to ensure that proceeds of the Trust Account are not reduced by vendor claims in the event the Business Combination is not consummated. Such liability may have influenced its decision to approve the Business Combination with Crown. If Catcha is unable to complete the Business Combination with Crown or another business combination by February 17, 2024, and the Extension Amendment is not approved at Catcha’s 2024 Extension Meeting, then Catcha will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding public shares, and dissolving and liquidating. In such event, third parties may bring claims against Catcha and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by shareholders could be less than $10.00 per share. Catcha’s shareholders may be held liable for claims by third parties against Catcha to the extent of distributions received by them. Catcha may not have sufficient funds to satisfy indemnification claims of its directors and executive officers. Changes to laws or regulations or in how such laws or regulations are interpreted or applied, or a failure to comply with any laws, regulations, interpretations or applications, may adversely affect Catcha’s business, including its ability to negotiate and complete a Business Combination. Certain of the procedures that Catcha, a potential business combination target, or others may determine to undertake in connection with rules recently issued by the SEC may increase the costs and the time needed to complete a Business Combination and may constrain the circumstances under which Catcha could complete a Business Combination. Catcha has identified a material weakness in its internal control over financial reporting as of December 31, 2022. If it is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results, which may adversely affect investor confidence in Catcha and materially and adversely affect its business and operating results.